UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  March 2008

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


Acquisition dated 31 March 2008


--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: March 31, 2008                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: March 31, 2008                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

                                                                   31 March 2008


                                  BARCLAYS PLC

      Barclays completes acquisition of Discover's UK credit card business

Further to its announcement on 7th February 2008, Barclays Bank PLC ("Barclays") has today completed the acquisition of Discover's UK credit card business.


                                    - ENDS -


For further information please contact

Investor Relations                                 Media Relations

Mark Merson                                        Alistair Smith (Barclays)

+44 (0) 20 7116 5752                               +44 (0) 20 7116 6132

John McIvor                                        James Cooke (Barclaycard)

+44 (0) 20 7116 2929                               +44 (0) 1604 251 229


About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 135,000 people, We move, lend, invest and protect money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com

About Barclaycard

Barclaycard is a multi-brand credit card and loans business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe's leading credit card businesses and has an increasing presence in the United States.

In the UK, Barclaycard comprises Barclaycard, Sky Card, Thomas Cook and Argos branded credit cards and FIRSTPLUS secured lending. Barclaycard also manages card operations on behalf of Solution Personal Finance.

Outside the UK, Barclaycard provides credit cards in the United States, Germany, Spain, Italy, Portugal, India, the United Arab Emirates and Africa. In the Nordic region, Barclaycard operates through Entercard, a joint venture with ForeningsSparbanken (Swedbank).

Key facts:

Number of UK card customers: 10.1m

Barclaycard International cards in issue: 8.8m

Number of Barclaycard Business retailer/merchant relationships: 93,000